UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

iB3 Networks, Inc.
___________________________________________________________________________

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
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(Title of Class of Securities)

515859 10 6
___________________________________

(CUSIP Number)

Panos Industries, LLC
1350 E. Flamingo Road, #77
Las Vegas, NV 89119

Phone: (702) 235-7267
___________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 515859 10 6

1.	Names of Reporting Persons: Panos Industries, LLC
                  I.R.S. Identification Nos. of above persons (entities only):    20-4208496

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 18,755,954 SHARES

8.	Shared Voting Power: N/A

9.	Sole Dispositive Power: 18,755,954 SHARES

10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,755,954 SHARES

Consisting of:
All shares are held in the name of Panos Industries, LLC

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 73%

14.	Type of Reporting Person (See Instructions): OO – Limited Liability Company

CUSIP NO. 515859 10 6

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of iB3 Networks, Inc., a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 1350 E. Flamingo Road, Las Vegas, NV  89119.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Panos Industries, LLC, a Nevada limited liability company (the “Reporting Person”). The Reporting Person was organized under the laws of the State of Nevada to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 1350 E. Flamingo Road, #77 Las Vegas, NV 89119. The sole person controlling the Reporting Person is Edward F. Panos.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

a.	18,755,954 shares acquired broken down as follows:

i.	10,770,720 shares acquired 01/16/2008 at a price of $0.001 per share as a result of a conversion of two promissory notes that were issued in June and August, 2005
ii.	256,240 shares acquired 01/22/2008 at a price of $0.001 per share as conversion of interest due on two promissory notes issued in June and August, 2005
iii.
200,000 shares acquired 08/21/2007 at a price of $0.10 per share in a private stock sale transaction issued in the name of Allison Panos, wife of Edward Panos, and Allison Panos for benefit of Lauren Panos, daughter of Edward Panos, over which Mr. Panos has voting rights

iv.	8,000 shares acquired 01/26/2006 at a price of $0.25 per share
v.	1,559,000 shares acquired at a price of $0.10 per share on 10/28/2007.
vi.	1,559,000 shares acquired at a price of $0.25 per share on 1/26/2007.
vii.	4,402,994 shares acquired as a result of conversion of promissory notes plus interest at a rate of 10% per annum.
viii.	All shares have been acquired with personal funds

b.	Options

i.	Panos Industries, LLC nor Mr. Edward Panos have any options in Language Access Network, Inc.

c.
Disposition of shares as follows:   Sold 3,125,159 shares to Copper Creek Capital, Inc.; sold 3,126,159 to North Star Capital Group, Inc.; sold 3,126,159 to Silver Creek Capital Group Inc.; sold 3,126,159 to Fenway Capital Group; sold 3,126,159 to Joshua Rothstein Capital, Inc.; sold 3,126,159 to Roosevelt Capital, Inc.  All 18,755,954 shares were sold for a grand total of $6.00, which is an aggregate of $1.00 for each of the 6 entities purchasing the shares.

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ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the sale of the Issuer’s common shares beneficially owned by the Reporting Person. The Reporting Person acquired the securities of the Issuer for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer, or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Person does not have any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Person is currently the beneficial owner of 18,755,954 shares of Common Stock of the Issuer, representing approximately 72% of the Issuer's common stock (based upon 25,728,209 outstanding shares of common stock as of November 12, 2009 as reported on the Issuer’s Form 10-Q filed on November 12, 2009 with the SEC).

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

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(c)
On January 16, 2008, Panos Industries acquired 10,768,720 shares of common stock of Language Access Network, Inc., now known as iB3 Networks, Inc., through the conversion of $80,000 in promissory notes issued to Mr. Panos in June and August, 2005 at a conversion rate of $0.001 per share plus interest at a rate of 10% per annum from the date the promissory note was issued. An error was made by the transfer agent in issuing these shares resulting in the fact that there was a shortage of 256,240 shares issued, causing an additional 256,240 shares of stock to be issued on January 22, 2008 to rectify the discrepancy. Mr. Edward Panos, in accordance with the provision of the promissory notes, elected to have all the shares issued in the name of his company, Panos Industries, LLC.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided herein, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named as purchasers hereto, has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2011

Panos Industries, LLC

By: /s/ Edward Panos
Edward Panos